UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Final Synthetic voting map

In compliance with CVM Instruction No. 481/09, we present the final synthetic voting map consolidating the remote voting instructions and the ones made in person by each item of the remote voting form, referring to the matters submitted to the approval of the Ordinary and Extraordinary General Meetings held on April 30, 2020, at 3:00 p.m.

MAP OF THE ORDINARY GENERAL MEETING

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2019, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors opinion and the Audit Committee Report	ON	Approve	3,519,822,855
			Reject	8,428
			Abstain	27,707,981
2	To DECIDE on the destination of the net profit of the fiscal year of 2019 and the distribution of dividends	ON	Approve	3,547,506,093
			Reject	7,756
			Abstain	25,415
3	To FIX the annual overall consideration of the Company´s management and members of Audit Committee	ON	Approve	3,481,291,538
			Reject	66,212,036
			Abstain	35,690
4	You wish to request the installation of the Fiscal Council, pursuant to art, 161 of Law 6404/76?	ON	Approve	3,523,147,104
			Reject	2,890,351
			Abstain	5,037,885
		PN	Approve	3,358,557,515
			Reject	2,890,351
			Abstain	5,037,885
5	To FIX the compensation of the members of the Fiscal Council	ON	Approve	3,439,859,612
			Abstain	16,519,883

[Free English Translation]

MAP OF THE EXTRAORDINARY GENERAL MEETING

Item	Resolution	Voting Shares	Voting	Amount of Shares
1	To AMEND the wording of articles 2, 21, 22 and 24 of the Companys Bylaws, in order to modify the rules for the opening, transfer or closing of branches, offices or representative offices, in Brazil or overseas	ON	Approve	3,547,223,919
			Reject	226,151
			Abstain	34,389
2	Due to the deliberate in item (i), APPROVE the consolidation of the Company’s Bylaws	ON	Approve	3,547,438,427
			Reject	11,908
			Abstain	34,124

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer